DATA RACE, INC.
                         6509 Windcrest Drive, Suite 120
                               Plano, Texas 75024
                                 (972) 265-4000

                                                              February 13, 2002

Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street,
NW Washington, D.C. 20549
Attn: Ms. Barbara C. Jacobs


                 RE: DATA RACE, INC. - REGISTRATION STATEMENT ON
                      FORM S-3/A REGISTRATION NO. 333-57166


Dear Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, Data Race, Inc. ("the REGISTRANT") hereby applies to have the above-referenced Registration Statement (the "REGISTRATION STATEMENT") withdrawn. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 49,589,158 shares of common stock (the "SHARES") for resale by Protius Overseas Limited, Keyway Investments Ltd., Lionhart Investments Ltd., First Capital Group of Texas II, L.P., Alpha Capital AG, Stonestreet L.P., Cranshire Capital, L.P., EURAM CAP
Strat "A" Fund Limited and First Capital Group of Texas II, L.P. in several separate private placements (the "INVESTORS"). The Registrant is no longer eligible to proceed with the use of Form S-3 in connection with the resale of the Shares.

     No securities have been issued or resold under the Registration Statement and all activity pursuant to the Registration Statement has been discontinued.

     Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     Please contact James G. Scogin, President and CEO of the Registrant (972) 378-9677 if you have any questions regarding the withdrawal of the Registration Statement.

                                              Very truly yours,

                                              DATA RACE, INC.

                                              By: /s/ James G. Scogin
                                                      James G. Scogin
                                                      President